Exhibit 99.137

Consent of Counsel

Reference is made to the Registration Statement on Form 40-F (the “Registration Statement”) of Gunnison Copper Corp. (the “Corporation”) for the registration of the common shares in the capital of the Corporation.

We hereby consent to the references to our firm name and incorporation by reference of the information contained on the cover page of the Prospectus Supplement of the Corporation dated May 29, 2026 to the Final Short Form Base Shelf Prospectus dated May 19, 2026, and under the headings “Eligibility for Investment” and “Legal Matters”, included as exhibit 99.104 to the Corporation’s Registration Statement.

We further consent to the references to our firm name and incorporation by reference of the information contained under the heading “Legal Matters” in the Corporation’s Preliminary Short Form Base Shelf Prospectus dated May 11, 2026, and Final Short Form Base Shelf Prospectus dated May 19, 2026, included as exhibits 99.84 and 99.92 to the Corporation’s Registration Statement, respectively.

Yours truly,

/s/ “Blake, Cassels & Graydon LLP”

Blake, Cassels & Graydon LLP

Vancouver, British Columbia

October 9, 2026